Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Mountain & Co. I Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-259034), of our report dated June 14, 2021, except for the second paragraph of Note 8 and Note 7, as to which the date is August 24, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mountain & Co. I Acquisition Corp. as of April 23, 2021 and for the period from April 16, 2021 (inception) through April 23, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

October 25, 2021